
May 27, 2011

David L. White
Chief Financial Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, California 95050

>   **Re: NVIDIA Corporation**
>   **Form 10-K for the Fiscal Year Ended January 30, 2011**
>   **Filed March 16, 2011**
>   **File No. 000-23985**

Dear Mr. White:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2011

Liquidity, page 48

1. We note your disclosure on page 87 that as of January 30, 2011, United States federal and state income taxes have not been provided on approximately $904.3 million of undistributed earnings of non-United States subsidiaries as such earnings are considered to be indefinitely reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings

to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to this comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or myself, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief